Filed Pursuant to Rule 433
June 18, 2007
Relating to
Preliminary Prospectus Supplement dated June 18, 2007 to
Prospectus dated June 18, 2007
Registration Statement No. 333-143824
Final Term Sheet
6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067

Issuer:	The Progressive Corporation (Ticker: PGR)
Expected Ratings (Moody’s/S&P/Fitch):	A2/A-/A
Title of Security:	6.70% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067
Scheduled Maturity Date:	June 15, 2037, or, if such date is not a business day, the following business day
Aggregate Principal Amount:	$1,000,000,000
Final Maturity Date:	June 15, 2067, or if such date is not a business day, the following business day
Interest Rates:	6.70% per annum from June 21, 2007 to but excluding June 15, 2017, and Three-Month LIBOR + 2.0175 % per annum from and including June 15, 2017 until the Final Maturity Date, unless redeemed or repaid earlier
Interest Payment Dates:	Each June 15 and December 15 until June 15, 2017, and thereafter each March 15, June 15, September 15 and December 15 until the Final Maturity Date, unless redeemed or repaid earlier
First Interest Payment Date:	December 15, 2007
Trade Date:	June 18, 2007
Settlement Date (T+3):	June 21, 2007
Optional Redemption:	We may redeem, at our option, the debentures, subject to certain provisions described in the preliminary prospectus supplement:

• in whole or in part, at any time prior to June 15, 2017 at a redemption price equal to the greater of (i) 100% of the principal amount of the debentures being redeemed and (ii) the present value of a principal payment on June 15, 2017 and scheduled payments of interest that would have accrued from the redemption date to June 15, 2017 on the debentures being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate plus the applicable spread (the “make-whole redemption price”), plus in the case of both (i) and (ii) accrued and unpaid interest to the redemption date; and

• in whole or in part, at any time on or after June 15, 2017 at a redemption price equal to 100% of the principal amount of the debentures being redeemed plus accrued and unpaid interest to the redemption date, provided that if the debentures are not redeemed in whole, we may not affect such redemption unless at least $25 million aggregate principal amount of the debentures, excluding any debentures held by us or any of our affiliates, remains outstanding after giving effect to such redemption.

The applicable spreads for the purposes of calculating make-whole redemption prices will be +50 bp in the case of a redemption of all outstanding debentures in connection with a tax event (as defined in the preliminary prospectus supplement) ; +50 bp in the case of a redemption of all outstanding debentures in connection with a rating agency event (as defined in the preliminary prospectus supplement); and +25 bp in all other cases. Any redemption of the debentures before June 15, 2047 will be subject to the limitations of the replacement capital covenant (as described in the preliminary prospectus supplement). After June 15, 2047, we may redeem the debentures using cash from any source.

Replacement Capital Covenant:	A replacement capital covenant described in the preliminary prospectus supplement will apply until June 15, 2047.
Initial Public Offering Price:	99.729%
Underwriting Discount	1.00%
Estimated Expenses of the Issuer	$1.6 million, not including underwriting commissions and discounts
CUSIP:	743315 AM5
Joint Book-Running Managers:	Goldman, Sachs & Co. and J.P. Morgan Securities Inc.
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
All terms used and not otherwise defined in this term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement.
The issuer has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling Goldman, Sachs & Co. toll free at 1-866-471-2526 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.
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